UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Financial Strategy Officer

On September 25, 2025, upon the approval of the board of directors of X Financial (the “Company”), Mr. Noah Kauffman was appointed and promoted as Chief Financial Strategy Officer of the Company, effective on September 25, 2025.

Mr. Kauffman has over 20 years of experience in the financial markets sector. From 2019 to 2025, he served at Intercontinental Exchange, where he most recently was Head of Strategic Financial Planning and Analysis. From 2012 to 2018, he worked at Invesco as a Quantitative Researcher in Equities. Mr. Kauffman received a Bachelor of Arts in Economics and Mathematics from Emory University in 2005 and a Master of Science in Computational Science and Engineering from the Georgia Institute of Technology in 2012. He is also a Certified Public Accountant (CPA) and a CFA charterholder.

There are no family relationships between Mr. Kauffman and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Kauffman and any other person pursuant to which he was appointed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

X Financial

Date: September 26, 2025	By:	/s/ Yue (Justin) Tang
Yue (Justin) Tang
Chairman and Chief Executive Officer